

June 18, 2010

Mr. William E. Snell, Jr.
Chief Executive Officer and Chairman of the Board
Franklin Financial Services Corporation
20 South Main Street
Chambersburg, Pennsylvania 17201

Re: **Franklin Financial Services Corporation**
       Form 10-K for the year ended December 31, 2009, filed March 16, 2010
       Form 10-Q for the quarterly period ended March 31, 2010, filed May 10,
       2010
       Schedule 14A, filed March 26, 2010
       <u>**File No. 000-12126**</u>

Dear Mr. Snell:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 1
General, page 1

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:
   - address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, as required by Item 101(c)(1); and
   - briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify or restructures loans, any changes in the underwriting standards you use to extend credit and any changes in the number, amounts or types of loans you originate or purchase, as required by Item 101(c)(1).

Competition, page 3

2. Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:
   - estimate the number of competitors and your competitive position; and
   - identify and explain both the positive and negative factors pertaining to your competitive position.

Risk Factors, page 6

3. Please provide to us and undertake to include in your future filings, a revised introductory paragraph to this section consistent with sample comment 30 to Staff Legal Bulletin No.7 and Item 503(c) which requires that you must disclose all risks that you believe are material at the time you file the Form 10-K. Please delete your reference in the introduction that "In addition to the risks identified below, there may be other risks and uncertainties…."

4. We note that you list thirty one risk factors. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky" and which explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:
   - loss of any member (page 6);

- economic conditions (page 7);
- events that have an adverse impact on your liquidity (page 7);
- controls and procedures (page 7);
- extensive governmental regulation (page 8);
- spend a significant amount of money on technology (page 8); and
- the FDIC does not insure investment in your common stock (page 8).

5. Please provide to us and undertake to include in your future filings, revision of the first risk factor, which is on page 6 to address the risk from your concentration of seventy seven percent of your loan portfolio in real estate loans (instead of "commercial purpose loans") at time when the real estate industry in your market area is suffering from excess inventory, depressed sale prices and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high. Address the risks associated with your concentration of real estate loans in a small geographic area and your concentration in commercial real estate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Management's Overview, page 16

6. Please provide to us and undertake to include in your future filings, a revised introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
    - provide the basis for your claim, in the second line, that "the Corporation fared much better than many of its peers;
    - discuss the extent to which the increase in your provision for loan loss expense is due to real estate loans, commercial or residential;
    - discuss the extent to which your noninterest expense has increased due to expenses related to foreclosures and delinquencies;
    - explain the costs and benefits to you of selling "most" of the mortgage loans you originate (as you indicate in the fifth paragraph on page 17) and the costs and benefits of purchasing loan participations(as you indicate in the third paragraph on page 30) and quantify the amounts of loans you sold and purchased in the last fiscal year; and
    - disclose the amount and percentage of your loan portfolio that are subprime or alt A loans.

7. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the causes and effects of the following:

- trends in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues, the dollar amount of loans, foreclosed real estate expense, provision for loan losses, loans charged off, and non-performing loans, non-performing assets and trends in assets;
- trends in the number and aggregate amount of loans that you have charged off, foreclosed, restructured as "troubled debt restructurings" and the type and magnitude of concessions you have made and the number of amount of commercial real estate loans that you have restructured into multiple new loans;
- trends in the number, size and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans; and
- trends in the amount of deposits and the amount and percent of your deposits that are brokered deposits.

Loans, page 30

8. Please provide to us and undertake to include in your future filings, revision of this section to provide disclosure, discussion and analysis of the following:

- the amount and percent of your loans that are high loan to value loans; and,
- quantify the amount and percentage of your real estate construction loans that were made to individuals to build their own home or that were made to developers to build residential homes for resale.

Allocation of the Allowance for Loan Losses, page 36

9. We note you changed how you determine the allocation of the allowance for loan losses in 2009, allocating according to the primary collateral of the loan instead of the primary purpose of the loan. We also note that you state that certain line item comparisons from years prior to 2009 may not be accurate. Please address the following questions supplementally:

- Provide more substantive details as to how you determine the particular allocations to individual categories and the due diligence undertaken to ensure that the data is reliable and accurate;
- Provide an analysis specifically explaining how you determined the allocation to the residential real estate and commercial, industrial and agricultural real estate categories for 2009 and 2008;
- Discuss why you changed the allocation and describe any limitations you noted from the prior system you relied on;
- Discuss whether or not this change was part of an overall change in your methodology for determining the allowance for loan losses or exclusively to comply with this Industry Guide 3 requirement; and

- Provide a qualitative assessment of how you believe data prior to 2009 may have been impacted if you had used the primary collateral of the loan as a basis for determining the allocation.

10. As a related matter, please supplementally and in future filings provide a further quantifiable breakdown of the residential real estate and commercial, industrial and agricultural real estate aggregated amounts into their individual components in order to promote transparency, and for comparability of the related non-performing loan amounts in Table 10 on page 34. Please provide this information for the last five fiscal years ended.

Local Economy, page 39

11. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing the following trends:
    - trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
    - trends over the past three years in home price index, residential real estate sales and single family and multi family building permits in your market area; and
    - trends over the past three years in the unemployment rate in your market area (disclosing the actual rate)and in median household income in your market area; and
    - disclose the basis for your claim that delinquencies and foreclosures in your market area are "well below national rates" to disclose the national and local rates.

Form 10-Q for the Quarter Ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Investment Securities, page 23

12. We note your disclosure on page 24 that your trust-preferred securities portfolio has unrealized losses totaling $1.9 million at March 31, 2010. Considering the downgrade of Huntington Bancshares issued trust preferred securities from Baa3 to Ba1, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

- single-issuer or pooled,
- class,
- book value,
- fair value,
- unrealized gain/loss,
- lowest credit rating assigned to the security,
- number of banks currently performing,
- actual deferrals and defaults as a percentage of the original collateral,
- expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Loans, page 27

13. We note from your disclosure on page 27 that your residential real estate construction loans portfolio totaled $84.65 and $83.64 million at December 31, 2009 and March 31, 2010 which represented about 11% of your total loan portfolio. We also note that it appears that this portfolio has a relatively high amount of credit risk. Please revise future filings to disclose the following information related to construction loans with interest reserves:

   a. Your policy for recognizing interest income on these loans.
   b. How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
   c. Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.
   d. Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.
   e. Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.
   f. Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

14. In addition, we note that commercial, industrial and agricultural real estate loans have increased from $229.67 million at December 31, 2008 to $283.84 million and $292.05 million at December 31, 2009 and March 31, 2010. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

   a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
   b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
   c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
   d. Clarify whether the B note is immediately charged-off upon restructuring.
   e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

      f.   Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Loans Quality, page 28

15. We note your disclosure on page 28 that watch list loans are where borrowers are experiencing weakening cash flow and it is an increasing likely that you will have to liquidate collateral for repayment. In addition, we note at December 31, 2009 watch list loans increased by 123% from December 31, 2008. Please tell us and include in future filings a discussion of how watch list loans are considered potential problem loans as defined under Item III.C.2 of Industry Guide 3. In addition, please disclose in future interim and annual filings the nature and extent of potential problem loans.

16. We note your disclosure on page 28 that the majority of your nonaccrual loans were made up of four loans that were secured by real estate collateral. In addition, you rely on the fair value of the underlying collateral for the valuation of your collateral-dependent impaired loans and other real estate owned. Please tell us and revise your future filings to disclose the following:

      a.   How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that also.
      b.   Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
      c.   Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
      d.   How you determine, including the process, the fair value of the collateral if an appraisal is not available.

17. We note that your nonaccrual loans increased from $2.87 million at December 31, 2008 to $10.19 million and $11.09 million at December 31, 2009 and March 31, 2010. Given the continued decline in the asset quality of your loan portfolio, please provide supplementally and in future filings a detail discussion of your four largest nonaccrual loans, which includes the following:

- the type of loan (residential real estate, agricultural, commercial real estate, construction, etc.);
- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;

- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

Borrowings, page 31

18. We note your disclosure on page 31 that your securities sold under agreements to repurchase increased during the quarter by $3.8 million from $55.86 million at December 31, 2009 to $59.67 million at March 31, 2010. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment. For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years. For those repurchase agreements accounted for as collateralized financings, please quantify the average quarterly balance for each of the past three years, the period end balance for each of those quarters, the maximum balance at any month-end and explain the causes and business reasons for significant variances among these amounts.

Schedule 14A

General

19. Please provide to us and undertake to include in your future filings, revision of this
    section as required by Item 407(h) of Regulation S-K to include the disclosure
    regarding board leadership structure and role in risk oversight. In addition, we note
    that you have not included any disclosure in response to Item 402(s) of Regulation
    S-K. Please advise us of the basis for your conclusion that disclosure is not
    necessary and describe the process you undertook to reach that conclusion.

Information about Nominees, Continuing Directors and Executive Officers, page 5

20. Please provide to us and undertake to include in your future filings, revision of the
    business experience of each nominee as required by Item 401(e)(1) of Regulation S-
    K to include discussion of the "specific experience, qualifications, attributes or
    skills that led to the conclusion that the person should serve as a director. . .in light
    of the registrant's business and structure." Please provide the size of the respective
    operation supervised by each nominee.

Compensation Committee Interlocks and Insider Participation, page 11

21. Please provide to us and undertake to include in your future filings, revision of this
    section as required by Item 407(e)(4)(i)of Regulation S-K to include identification
    of members of the compensation committee that were during the fiscal year, a
    officer or employee or members that were at any time an officer.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies to
expedite our review. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay A. Bryan at (202) 551-3417 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-8415 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney